SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On November 1, 2016, Caesarstone Ltd. issued a press release titled “Caesarstone Receives Nasdaq Letter Regarding Compliance with NASDAQ’s Independent Director Requirement.” A copy of this press release is furnished as Exhibit 99.1 herewith.

This Report on Form 6-K is  hereby incorporated by reference into (i) the Company’s Registration Statements on Form S-8 (Files No. 333- 180313 and No. 333-210444) and (ii) the Company’s Registration Statement on Form F-3 (File No. 333-196335).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: November 1, 2016	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: Vice President Business Development & General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled “Caesarstone Receives Nasdaq Letter Regarding Compliance with NASDAQ’s Independent Director Requirement” dated November 1, 2016.